June 14, 2019

John Hartman
CEO and Director
FC Global Realty Inc
15150 North Hayden Road, Suite 235
Scottsdale, AZ 85260

       Re: FC Global Realty Inc
           Form PRE14C
           Filed May 29, 2019
           File No. 000-11635

Dear Mr. Hartman:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

PRE14C filed May 29, 2019

General

1.    Please revise your filing to provide information responsive to Item 12,
Item 13, and Item
      14 of Schedule 14A, or tell us why such information is not required. Please refer to Item
      1 of Schedule 14C and Note A of Schedule 14A.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 John Hartman
FC Global Realty Inc
June 14, 2019
Page 2

       Please contact Joshua Lobert, Staff Attorney, at 202-551-7150 or Jennifer Gowetski,
Senior Counsel, at 202-551-3401 with any questions.



                                                          Sincerely,
FirstName LastNameJohn Hartman
                                                          Division of
Corporation Finance
Comapany NameFC Global Realty Inc
                                                          Office of Real Estate
and
June 14, 2019 Page 2                                      Commodities
FirstName LastName